================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE PLAN YEAR ENDED DECEMBER 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from____________to

                          COMMISSION FILE NUMBER 1-9334

               BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN
               --------------------------------------------------
                            (Full title of the plan)

                        C/O BALDWIN AMERICAS CORPORATION
                          2 TRAP FALLS ROAD, SUITE 402
                                SHELTON, CT 06484
                              (Address of the plan)

                        BALDWIN TECHNOLOGY COMPANY, INC.
                          2 TRAP FALLS ROAD, SUITE 402
                                SHELTON, CT 06484
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

               BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                        Page(s)
Report of Independent Registered Public Accounting Firm                   1

Financial Statements:
Statements of Net Assets Available for Benefits at
  December 31, 2006 and 2005                                              2

Statement of Changes in Net Assets Available for Benefits
  For the year ended December 31, 2006                                    3

Notes to Financial Statements                                            4-9

Supplemental Schedule: *
Schedule H, Line 4i - Schedule of Assets
  (Held at End of Year) at December 31, 2006                             10

Signatures                                                               11

EXHIBIT #1 - Consent of Independent Registered Public Accounting Firm    12

----------
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the
Baldwin Technology Profit Sharing and Savings Plan
Shelton, Connecticut

We have audited the accompanying statements of net assets available for benefits of Baldwin Technology Profit Sharing and Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldwin Technology Profit Sharing and Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined -- Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

  /s/ McGladrey & Pullen, LLP
-------------------------------
McGladrey & Pullen, LLP
Stamford, Connecticut
June 29, 2007

               Baldwin Technology Profit Sharing and Savings Plan
                 Statements of Net Assets Available for Benefits

                                                                           December 31, 2006   December 31, 2005
                                                                           -----------------   -----------------
Assets:
Investments, participant directed
at fair value                                                              $      10,019,570   $       9,995,699
Participant loans                                                                    131,595             160,664
                                                                           -----------------   -----------------
                                                                                  10,151,165          10,156,363
                                                                           -----------------   -----------------

Receivables:
  Employer's contribution                                                             40,642              36,075
  Participants' contributions                                                         12,693               9,061
                                                                           -----------------   -----------------
  Total receivables                                                                   53,335              45,136
                                                                           -----------------   -----------------

Net assets available for benefits
at fair value                                                              $      10,204,500   $      10,201,499
                                                                           -----------------   -----------------

Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive
investment contracts (Note 1)                                                         20,082              21,812
                                                                           -----------------   -----------------

Net assets available for benefits                                          $      10,224,582   $      10,223,311
                                                                           =================   =================

   The accompanying notes are an integral part of these financial statements.

               Baldwin Technology Profit Sharing and Savings Plan
            Statement of Changes in Net Assets Available for Benefits

                                                             Year Ended
                                                          December 31, 2006
                                                          -----------------
Additions:
   Participants' contributions                            $         418,468
   Employers' contributions                                         196,983
                                                          -----------------
                                                                    615,451
                                                          -----------------
    Investment income:
       Interest                                                       9,231
       Dividends                                                    414,765
       Net appreciation in fair value of investments                653,283
                                                          -----------------
       Total investment income                                    1,077,279
                                                          -----------------

       Total additions                                            1,692,730
                                                          -----------------

Deductions:
       Benefits paid to participants                              1,690,611
       Administrative expenses                                          848
                                                          -----------------
       Total deductions                                           1,691,459
                                                          -----------------

       Net increase                                                   1,271

Net assets available for benefits:
       Beginning of year                                         10,223,311
                                                          -----------------

       End of year                                        $      10,224,582
                                                          =================

   The accompanying notes are an integral part of these financial statements.

                               BALDWIN TECHNOLOGY
                         PROFIT SHARING AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Baldwin Technology Profit Sharing and Savings Plan (the "Plan" or the "Baldwin Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and is available to substantially all domestic employees of Baldwin Technology Company, Inc. (the "Company").

Eligibility

All full time and part time employees of the Company are eligible to participate on his/her first day of employment.

Plan Amendment

Plan sponsors were required to amend their plans to comply with certain provisions of the Final Regulations under Code Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code") with respect to Plan Years beginning after December 31, 2005. The Baldwin Plan was amended on January 1, 2006 to conform to the Final 401(k) Regulations as required by the Code.

Contributions

Each participant may elect to defer from 1% to 20% of their compensation, up to the Annual Compensation Limit as defined by the Internal Revenue Code ("IRC"), on both a tax-deferred and taxable basis into one or a combination of funds. Pursuant to the Tax Reform Act of 1986 as amended, the maximum tax-deferred contribution an employee may make for the year ended December 31, 2006 was $15,000. Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), participants age 50 and over may make an additional tax-deferred catch-up contribution of $5,000 for the year ended December 31, 2006.

Effective January 1, 2002, the Company began making matching contributions equal to 100% of the participant's elective deferrals up to 3% of eligible compensation, plus 50% of the participant's elective deferrals greater than 3% of eligible compensation, but not more than 5% of eligible compensation ("Safe Harbor Contributions") quarterly for each participant. The Company may also contribute an amount as the Board of Directors, in its absolute discretion, may determine (the "Discretionary Contributions"). Company cash contributions are invested for each participant based upon the current election in effect at the time the Company contribution is made.

Upon enrollment into the Plan, a participant may direct employee contributions in 1% increments into any of sixteen investment options. Employer contributions are allocated to the investments based on the participant's investment options at the time of the employer contribution. Participant contributions are remitted each week to the trustee, whereas Safe Harbor Contributions are remitted quarterly and Discretionary Contributions, if any, are remitted annually.

Vesting

Participants will, at all times, be fully vested in the fair value of their contributions. Participants vest 100% immediately in the Company's Safe Harbor Contributions, however, participants continue to become vested in employer Discretionary Contributions, based upon their years of vesting service, as shown below:

     Full years of           Percent
    Vesting Service          Vested
-------------------------   ---------
Less than 2 years                   0%
2 but less than 3 years            20%
3 but less than 4 years            40%
4 but less than 5 years            60%
5 but less than 6 years            80%
6 or more years                   100%

Employees who are age 55 or older, or who become disabled or die while employed by the Company, are automatically 100% vested in the value of the Company contributions credited to their accounts regardless of their years of service.

Withdrawals and Distributions

Participants may withdraw after-tax contributions from their account balance while working and, in limited cases (as defined by the Plan's provisions) may withdraw before-tax contributions. Distributions from the Plan at termination of employment will be made in the form of a single lump-sum distribution consisting of the cash value of the participant's interest in the fixed income funds, mutual funds and stock funds. The amount of the distribution attributable to the participant's Baldwin Stock Fund account shall be distributed in the form of shares of the Company's Class A Common Stock. Notwithstanding the foregoing, a participant may request to receive benefits in a form other than as above and the Plan Administrator may make available an alternative form of distribution at the Plan Administrator's sole discretion.

Upon a participant's termination of employment by reason of retirement, total and permanent disability or death, the entire balance of the participant's account, as valued on the day coinciding with or following the date of the termination of employment will be paid to the participant, or in the case of death, to the participant's designated beneficiary.

Upon termination of employment for reasons other than those set forth above, if the vested balance is greater than $1,000 but less than $5,000 and the participant has not requested a distribution, the entire vested balance of the participant's account, as valued on the day coinciding with or following the date of termination of employment, shall be paid as a direct rollover to an individual retirement plan designated by the Plan Administrator. If the vested balance is greater than $5,000, the participant has the option not to receive a distribution, and therefore, distributions will not be made until requested by the participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, and are subject to applicable Department of Labor and Internal Revenue Service regulations. The loans are collateralized by the balance in the participant's account and bear interest at rates of prime plus 1%, currently ranging from 5.00% to 9.25%, which are commensurate with local prevailing rates as determined periodically by the Plan Administrator.

Forfeitures

Upon a participant's separation from service, amounts which have not vested will be forfeited. Should a participant resume employment within 60 months of termination, the amount of such forfeiture will be restored to his or her account. Contributions and earnings thereon which have been forfeited will be available as additional employer contributions. Accumulated forfeitures totaled $5,803 and $12,582 at December 31, 2006 and 2005, respectively. During the plan year ending December 31, 2006, the Company utilized $7,020 in accumulated forfeitures to reduce the Company contributions.

New accounting pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board
(FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts held by the common collective trust funds. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts held by common collective trusts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments in registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end.

The fair value of participation units in the MFS Fixed Fund (a common collective trust) are valued at a unit price as determined by the portfolio's sponsor based on fair value of the underlying assets held by the portfolio. The participation units in the MFS Fixed Fund are also stated at contract value, which is equal to the principal balance plus accrued interest.

The Baldwin Stock Fund is a unitized fund, which invests solely in the Class A Common Stock of Baldwin Technology Company, Inc. The fund retains a certain amount of cash in order to complete a purchase or sale transaction on the same day as the request is received from a participant. Excess cash is held in a short-term money market fund within the Baldwin Stock Fund. Excess cash and cash equivalents at December 31, 2006 and 2005 amounted to $24,692 and $24,207, respectively.

Participant loans are valued at cost, which approximates fair value.

Investment Income

Dividends are recorded on the ex-dividend date. Interest and other income is recorded as earned on the accrual basis.

Investment Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the average cost of the fund shares. Unrealized gains and losses (appreciation (depreciation) in fair value of investments) on investments held by the Plan at December 31, 2006 are calculated based upon the difference between the fair value as determined by quoted market prices of investments held at the end of the year less their average cost. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administration

The Plan is administered by The Advisory Committee (the "Committee"), which is appointed by the Board of Directors of Baldwin Americas Corporation.

Administrative Expenses

All administrative expenses related to the Plan, are paid by the Company except for various asset management fees, which are paid by each particular fund.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit obligations to participants

Benefits are recorded when paid. Accordingly, benefits payable to terminated employees are not deducted in arriving at net assets available for benefits. In October 2002, the Company divested its former Baldwin Kansa business ("BKA"). As a result, the plan made distributions either to the former employees of BKA or to a plan established by the purchasers of BKA for the benefit of those participants who were employees of BKA. As of December 31, 2006, $14,703 of the Plan assets remained to be distributed, and will only be distributed when instructed by the participants to do so. These participants may remain in the Plan indefinitely as inactive participants.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits, and the statement of changes in net assets available for benefits.

NOTE 3 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of MFS Retirement Services, Inc. ("MFS"). MFS is the administrative services provider and record keeper, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to MFS during the year ended December 31, 2006 were $848. In addition, the Company pays certain costs on behalf of the Plan.

At December 31, 2006 and 2005, the Plan held 97,747 and 126,973 shares, respectively, of Baldwin Technology Company, Inc. Class A Common Stock with a fair value of $488,735 and $514,241, respectively.

NOTE 4 - INVESTMENTS

      The following investments represented 5 percent or more of the Plan's net assets at either December 31, 2006 or 2005:

                                                          December 31,
                                                -------------------------------
                                                    2006              2005
                                                --------------   --------------
MFS Institutional Fixed Fund                    $    1,240,525   $    1,501,637
MFS Total Return Fund                           $    1,426,200   $    1,260,328
MFS Massachusetts Investors Trust               $    1,652,444   $    1,477,558
MFS Emerging Growth Fund                        $    1,637,479   $    1,580,392
MFS Global Equity Fund                          $    1,508,988   $      998,904
Neuberger Berman Genesis Advisor Fund                       --   $      940,742
Van Kampen Emerging Growth Fund                             --   $      518,268
PIMCO Total Return Fund                                     --   $      525,234
Baldwin Stock Fund                              $      513,429   $      538,448

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments sold during the year) appreciated in value by $653,283 as follows:

                               Year Ended
                            December 31, 2006
                            -----------------
Mutual Funds                $         538,454
Baldwin Stock Fund                    114,829
                            -----------------
                            $         653,283
                            =================

NOTE 5 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Committee reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts, no new funds will be contributed and the Plan's assets will be administered and distributed.

NOTE 7 - RECONCILAITION BETWEEN FINACIAL STATEMENTS AND FORM 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500 follows:

Net assets available for benefits per
the financial statements                                            $    10,224,582

Adjustment between fair value and contract value related to
fully benefit- responsive investment contracts held by
common collective trust funds                                               (20,082)
                                                                    ---------------

Net assets available for benefits per
Form 5500                                                           $    10,204,500
                                                                    ===============

A reconciliation of net investment income per the financial statements for the year ended December 31, 2006 to Form 5500 follows:

Net investment income per the
financial statements                                                $     1,077,279

Adjustment between fair value and contract value related to
fully benefit- responsive investment contracts held by
common collective trust funds                                               (20,082)
                                                                    ---------------

Net investment income per Form 5500                                 $     1,057,197
                                                                    ===============

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2006

            Identity of Issue /
         Description of Investment                                  Current Value
---------------------------------------------------------------    --------------
*MFS Institutional Fixed Fund / Collective Investment Trust        $    1,240,525
*MFS Total Return Fund / Common Stock & Bonds                           1,426,200
*MFS Massachusetts Investors Trust / Common Stock                       1,652,444
*MFS Emerging Growth Fund / Common Stock                                1,637,479
*MFS Global Equity Fund / Equities                                      1,508,988
 PIMCO Total Return Fund / Bonds                                          427,720
 Van Kampen Strategic Growth Fund / Common Stock                          415,105
*Baldwin Stock Fund  / Common Stock                                       513,429
*MFS Mid-Cap Growth Fund / Common Stock                                   151,870
 Munder Index 500 Fund / Common Stock                                     123,125
 Neuberger Berman Genesis Advisor Fund / Common Stock                     369,202
 Van Kampen Common Stock Fund / Common Stock                              369,414
 Conservative Allocation Fund / Common Stock                                9,755
 Moderate Allocation Fund / Common Stock                                  102,818
 Growth Allocation Fund / Common Stock                                     13,324
 Aggressive Growth Allocation Fund / Common Stock                          58,171
*Participant loans (interest rates ranging from 5.00% to 9.25%)           131,595
                                                                   --------------

 Total Assets (Held at End of Year)                                $   10,151,165
                                                                   ==============

----------
*     These represent parties-in-interest investments.

Note: Cost omitted for participant-directed investments

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Baldwin Technology Profit Sharing and Savings Plan
June 29, 2007

/s/ John D. Lawlor
-----------------------------------
John D. Lawlor
Plan Administrator
Baldwin Americas Corporation